

May 27, 2010

Mr. Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.
999 Canada Place, Suite 654
Vancouver, British Columbia, Canada V6C 3E1

> **Re:** **Ivanhoe Mines Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 1, 2010**
> **File No. 001-32403**

Dear Mr. Giardini:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2009

Financial Statements

Note 2 – Significant Accounting Policies

Principles of consolidation, page 7

1.   We note your consolidation policy includes a discussion pertaining to your
        accounting for variable interest entities. Please identify the entities included in
        your financial statements that are consolidated as variable interest entities and
        provide the disclosures required by FASB ASC Section 810-10-50.

Exploration and development, page 8

2.   We note your accounting policy for exploration and development costs indicates
        that you capitalize exploration costs after the point at which you determined that
        economically recoverable reserves exist on the property. Under U.S. GAAP it is
        important to distinguish between exploration and development costs, and to
        ensure correlation of these terms with your reserve findings. The costs incurred
        after mineral reserves have been established are commonly developmental in
        nature, when they relate to constructing the infrastructure necessary to extract the
        reserves, preparing the mine for production, and are on this basis capitalized. On
        the other hand, exploratory costs are those typically associated with efforts to
        search for and establish mineral reserves, beyond those already found, and should
        be expensed as incurred. Please revise your disclosure and accounting if
        necessary to clarify. Tell us the amounts of any exploration costs you have
        capitalized under your policy.

Note 9 – Other Long Term Investments, page 17

3.   We understand that you designate your investments in long term notes as held for
        trading and account for them at fair value. Please address the following points:

        •   Your disclosures state there has been limited trading activity in the notes
                that occurred prior to December 31, 2009 and that you have concluded
                that this activity did not constitute an active market. Please provide
                specific details on the volume of trades that occurred in these notes and
                the dates and values at which they were traded.

- Quantify the effect to your statement of operations should you have used the traded values versus those determined via your discounted cash flow approach.

- Tell us how your classification of these investments as current assets complies with FASB ASC subparagraph 210-10-45-1(f).

Engineering Comments

General

4.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Tell us the location of this cautionary language on your website.

Southern Oyu Resources, page 46

5.   We note you disclose resource estimates that are less than your economic cutoff. We do not see the propriety of including such estimates and ask that you refrain from disclosing uneconomic material in your filings with the SEC.

Health & Safety, page 56

6.   We note you disclose your performance with certain safety and occupational health standards at your operations. It would be helpful to include a discussion of your safety and environmental programs and your performance to date, including

any statistical measures utilized to measure your performance, such as the occupational injury frequency rates, lost-time injury frequency rates, and fatal injury frequency rates that you report, with a comparison to national or international statistics.

Mineral Resource Estimates, page 58

7.   Please define your ASTM coal ranking of HVB to HVA in your glossary and provide the average heat content and percent sulfur for all your coal resources, such as the Soumber and Tsagaan Tolgoi properties.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief